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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2001

Activcard S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92156 Suresnes Cedex France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ]  No [X]

Forward-looking Statements

    This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

    This Form 6-K includes the Notice of Ordinary and Extraordinary Shareholders' Meeting to be held on December 21, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2001
ActivCard, S.A.
	By:	/s/ Blair Geddes
	Name:	Blair Geddes
	Title:	Chief Financial Officer

ACTIVCARD S.A.
Société anonyme with a share capital of Euros 40,159,514
Registered office: 24, avenue du Général de Gaulle
92150 Suresnes—France

341 213 411 Nanterre RCS

Dear Shareholder,

This is to inform you that the Board of Directors of ActivCard SA resolved to convene the shareholders of the Company to attend an Ordinary and Extraordinary Shareholders' Meeting on December 21, 2001, at 9 a.m. at the hotel Royal Parc de Seine at 6 rue Chevreul—92150 SURESNES, to deliberate on the following agenda:

Extraordinary General Meeting

1.
Approval of the issuance of options to subscribe for, or to acquire, shares, in accordance with the provisions of Articles L. 225-177 to L. 225-185 of the Commercial Code;

2.
Approval of the issuance of 179,000 warrants ("bons de souscription d'actions autonomes") with suppression of the shareholders' preferential right of subscription ("droit préférentiel de souscription") to the benefit of Burlington Group Limited on behalf of Mr. Richard Cookes and Mr. Mark Priebatsh, and Kathnor Pte. Ltd. on behalf of Mr. Tom Armstrong;

3.
Amendment of the Articles of Association to comply with the Commercial Code and with Law no 2001-420 of May 15, 2001 pertaining to new economic regulations;

Ordinary General Meeting

4.
Ratification of the appointment of Mr. Steven Humphreys to the Board of Directors;

Ordinary and Extraordinary General Meeting

5.
Delegation of powers to fulfill the necessary formalities.

We have enclosed:

•
the Report of the Board of Directors;

•
the text of the resolutions submitted for your approval;

•
a summary of the situation of the Company during the last fiscal year (with a table of the financial results of the Company for the last five fiscal years);

•
a request form for an Admission Card and a request form by which you may obtain the documents and information listed in Article 135 of French Decree No. 67-236 of March 23, 1967;

•
an access plan to Hotel Royal Parc.

If you are unable to attend the meeting, please use the attached "Mail-in form or Proxy form" in order to

•
appoint the Chairman to vote on your behalf (Possibility 1 on the form);

•
vote by mail by returning the form to us duly completed (Possibility 2 on the form); or

•
appoint another shareholder to vote on your behalf by signing and giving this form to him (Possibility 3 on the form).

Under no circumstances may the same shareholder be allowed to be represented under the conditions set out above and to vote by mail.

Please note that Mail-in form or Proxy form shall be sent to the Company latest on December 19, 2001 in order to prepare the attendance list. No Mail-in form or Proxy form will be accepted after December 19, 2001 or during the shareholders meeting. Please confirm your attendance to the shareholders meeting by requesting an Admission Card.

Very sincerely yours,

For the Board of Directors,
Yves Audebert

ACTIVCARD
Société Anonyme with a share capital of Euros 40,159,514
Registered Office: 24 avenue du Général de Gaulle
95150 SURESNES

341 213 411 RCS NANTERRE

REPORT OF THE BOARD OF DIRECTORS
TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING
OF DECEMBER 21, 2001

Dear Shareholders,

We have invited you to deliberate on the following agenda:

Extraordinary General Meeting

1.
Approval of the issuance of options to subscribe for, or to acquire, shares, in accordance with the provisions of Articles L. 225-177 to L. 225-185 of the Commercial Code;

2.
Approval of the issuance of 179,000 warrants ("bons de souscription d'actions autonomes") with suppression of the shareholders' preferential right of subscription ("droit préférentiel de souscription") to the benefit of Burlington Group Limited on behalf of Mr. Richard Cookes and Mr. Mark Priebatsh, and Kathnor Pte. Ltd. on behalf of Mr. Tom Armstrong;

3.
Amendment of the Articles of Association to comply with the Commercial Code and with Law no 2001-420 of May 15, 2001 pertaining to new economic regulations;

Ordinary General Meeting

4.
Ratification of the appointment of Mr. Steven Humphreys to the Board of Directors;

Ordinary and Extraordinary General Meeting

5.
Delegation of powers to fulfill the necessary formalities.

* * *

Evolution of business since the beginning of the 2001 fiscal year

In accordance with the provisions of Decree no 67-236 of March 23, 1967, we remind you that the evolution of the business since the beginning of the 2001 fiscal year is as follows:

For the nine months ended September 30, 2001, revenues totaled $24.4 million compared to $12.0 million for the nine months ended September 30, 2000. The increase in revenues are primarily a result of increased revenues in the U.S. Gross margin for the nine month period ended September 30, 2001 was 69% compared to 60% for the comparative period in 2000. The improvement in margins was primarily a result of a positive shift in the product mix sold reflecting a higher proportion of software content than in 2000. The Company began licensing its smart card provisioning technology in 2000 and also experienced increased sales of its smart card client software, ActivCard Gold.

The Company continued to invest in its selling and marketing infrastructure as well as research and development to continue to broaden its product offering and commercialize its technology. Proforma operating expenses for the nine month period ended September 30, 2001, excluding non-recurring charges were $33.8 million compared to $18.4 million for the comparative period in 2000. As at September 30, 2001, the Company employed 298 people worldwide compared to 158 as at September 30, 2000.

The Company incurred non-recurring charges of $4.9 million in the nine month period ended September 30, 2001. The non-recurring charges consisted primarily of termination costs related to the Company's initial efforts to acquire Authentic8 International, employment termination costs related to the Company's former Chief Executive Officer and acquisition related costs.

The Company earned $11.6 million in interest income for the nine month period ended September 30, 2001 compared to $10.7 million in the comparative period in 2000. Foreign exchange gains for the nine months ended September 30, 2001 were $3.4 million compared to $32.4 million in the comparative period in 2000. The reduced net foreign exchange gain reflected the implementation of a foreign currency hedge program.

Net loss for the nine-month period ended September 30, 2001 was $6.9 million or $0.17 per diluted share compared to net income of $32.0 million or $0.77 per diluted share in the comparative period in 2000.

The Company had cash and equivalents as at September 30, 2001 of $273.8 million compared to $309.9 million as at December 31, 2000. During the nine month period ended September 30, 2001, the Company consumed $7.2 million from operations, $18.2 million for acquisitions and $7.7 million for capital expenditures.

During the year, the Company acquired SafeData System for $5.2 million in cash and shares and Authentic8 International for $15.9 million for cash.

Issuance of options to subscribe for, or to acquire, shares of the Company in accordance with the provisions of Articles L. 225-177 to L. 225-185 of the Commercial Code

The Board of Directors recalls that the Shareholders Meetings of May 31, 1996, September 26, 1996 and June 17, 1997, authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ACTIVCARD shares (the "1997 Plan"), under which, as of September 30, 2001, 920,278 options (excluding options already exercised) have been granted; and that the Shareholders Meeting held on June 4, 1998 authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ACTIVCARD shares (the "1998 Plan"), under which, as of September 30, 2001, 1,045,802 options (excluding options already exercised) have been granted; and that the Shareholders Meeting held on May 19, 1999 authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ACTIVCARD shares (the "1999 Plan"), under which, as of September 30, 2001, 1,059,664 options have been granted; and that the Shareholders Meeting held on May 3, 2000 authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ACTIVCARD shares (the "2000 Plan"), under which, as of September 30, 2001, 1,830,856 options have been granted, and that the Shareholders Meeting held on June 27, 2001 authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ACTIVCARD shares (the "2001 Plan"), under which, as of September 30, 2001, no options have been granted. On October 22, 2001, the Company granted 1,505,000 options under the 2001 Plan.

The Board of Directors considers that is necessary to issue additional options under the 2001 Plan in order to attract key personnel and motivate and develop the loyalty of certain existing personnel of the Company and its affiliates, in associating them with the development of the group and permitting them to share in the capital the success of the Company.

For the same reasons, the Board also considers that the Company should have the possibility to issue options to buy already existing shares, which would give their beneficiaries the right to buy shares held by the Company.

In order to do this, Board of Directors proposes the issuance of options giving the right to subscribe for, or to acquire, a maximum amount of 1,500,000 ACTIVCARD shares:

•
Options to subscribe for shares shall give the right to new shares issued by increase of share capital, reserved to all or part of the employees and executive officers of the Company and its affiliates within the meaning of Article L. 225-180 1° of the French Commercial Code, including the subsidiaries ACTIVCARD EUROPE S.A. and ACTIVCARD, INC (hereafter the "Beneficiaries");

•
Options to buy shares shall give the Beneficiaries the right to buy already existing shares held by the Company.

The Board of Directors shall be free to allocate options to subscribe for new shares, or options to buy already existing shares.

The options shall have the following characteristics:

•
The Board of Directors shall be authorized to allocate options, in one or several parts, on proposal of the Remuneration Committee during thirty-eight (38) months as of the date of the Extraordinary Shareholders Meeting;

•
Each option shall give right to subscribe for, or to acquire, one new share with a nominal value of Euro 1;

•
The Board of Directors shall fix the conditions under which the options will be granted, including by limiting or prohibiting (a) the exercise of the options or (b) the sale of the shares subscribed or acquired by exercise of the options by the Beneficiaries, during certain periods, or as of certain events;

•
Options shall be exercised within seven (7) years of their date of grant, provided that in the event of a beneficiary's death, the options may be exercised by the beneficiary's heirs at any time within twelve (12) months after the date of death;

•
The exercise price of the options will be fixed by the Board of Directors at the date the Options are granted, in the following manner:
—
The exercise price of options to subscribe for new shares shall equal to the weighted average of the closing quotation prices of the share during the 20 trading days on the Nasdaq Europe Market preceding the day of allocation of options by the Board of Directors;

—
The exercise price of options to buy already existing shares shall not be less than (i) the weighted average of the closing quotation prices of the share during the 20 trading days on the Nasdaq Europe Market preceding the day of allocation of options by the Board of Directors, and (ii) 80% of the average purchase price of the shares held by the Company, in accordance with the provisions of Article L. 225-179 of the Commercial Code.

The Board of Directors indicates that determination of the exercise price of the options by reference to the average quotation price of the shares on the Nasdaq Europe is compatible with the requirements of article 225-177 of the Commercial Code, pursuant to which when the shares of the company are not listed on a regulated market, the exercise price is fixed in accordance with objective methods used for the valuation of shares, taking into account with a weighting that must be appropriate to each situation, of the net worth, of the profitability and of the company's prospects. The Board of Directors considers that the market price is an objective method of valuation and is representative of the company's prospects.

This authorization will entail an express waiver by the Shareholders, to the benefit of holders of options to subscribe for new shares, of the Shareholders' preferential subscription right to the shares that will be issued as the options are exercised.

It is required that the Shareholders confer all powers to the Board of Directors to determine the allocation of the options, to limit or prohibit, during certain periods or upon occurrence of certain events, (a) the exercise of the options, or (b) the sale of the shares subscribed, or acquired as a result of the exercise of options, and more generally to accomplish the necessary formalities and to proceed to the subsequent modification of the Articles of Association, in accordance with the law.

Approval of the issuance of 179,000 warrants to Burlington Group Limited on behalf of Mr. Richard Cookes and Mr. Mark Priebatsh, and Kathnor Pte. Ltd. on behalf of Mr. Tom Armstrong

At its meeting of October 22, 2001, the Board of Directors considered necessary to issue to Messrs. Richard Cookes, Mark Priebatsh and Tom Armstrong, who are former Authentic8 executives that have accepted executive positions in ActivCard, 179,000 warrants giving the right to subscribe for 179,000 new shares of the Company.

The warrants will be issued in accordance with the following conditions:

•
The shareholders' preferential right of subscription to the warrants will be suppressed to the benefit of the above-mentioned person in the following proportions: Burlington Group Limited Pte. Ltd. on behalf of Mr. Richard Cookes (77,000) and Mr. Mark Priebatsh (25,000) and Kathnor Pte. Ltd. on behalf of Mr. Tom Armstrong (77,000);

•
In accordance with Article L. 228-95 of the Commercial Code, the Shareholders shall waive their preferential rights of subscription to the shares issued as a result of the exercise of the warrants;

•
As a result of the exercise of the warrants, the Company will issue a maximum of 179,000 new shares with a nominal value of Euro 1 each, resulting in a capital increase of a maximum amount of Euros 179,000;

•
Each warrant will give the right to subscribe for one (1) new share of the Company with a nominal value of Euro 1 each (subject to anti-dilution provisions of Article 228-95 of the Commercial Code);

•
The subscription price of the shares shall be equal to the weighted average of the closing prices of the shares during the 20 trading days on the Nasdaq Europe Market preceding the Extraordinary Shareholders Meeting of December 21, 2001;

•
The new shares issued as a result of the exercise of the warrants shall be paid for in cash in full upon subscription. To subscribe the shares, the warrant holder shall, at the time he exercises his warrant, send an exercise declaration to the Company by registered letter with acknowledgement of receipt;

•
The new shares shall be identical to shares issued earlier and shall be subject to all provisions of the Articles of Association;

•
The capital increase resulting from the exercise of the warrants shall be definitively realised solely by the subscription of the new shares accompanied by the exercise declaration and the discharge payment that shall be made in cash;

•
The warrants shall be issued in four (4) categories which shall become exercisable at the end of, respectively, the first, second, third and fourth year after their date of issuance;

•
The warrants may be exercised no later than five years after the date of their issuance after which they will become void.

The warrants and the shares issued upon exercise of the warrants shall be subject to the following restrictions:

(i) they have not been, and shall not be, registered under the provisions of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States, except in the context of an exemption or in the context of a transaction which complies with the registration rules of the Securities Act, or to US person, including US shareholders of the company and, (ii) any person who acquires the shares will be considered as having declared, warranted and agreed that it is not, and that at the time that the shares are acquired it will not be, a US person, and that it is situated outside the United States;

Should you decide to vote in favor of the issuance of the 179,000 warrants, the diluting effect resulting from the issuance of shares would be as follows:

1/ On September 30, 2001:

Assuming that none of the securities giving the right to subscribe for shares of the Company, not exercised as of the date of this report, are exercised, a shareholder holding 1% of the current share capital would have his stake in the new capital stock decrease to 0.9961%, representing a decrease of 0.0039%.

If all the existing securities giving a right to subscribe for shares of the Company were exercised before this capital increase, the number of shares making up the share capital would increase from 40,175,007 to 47,961,598, then the said shareholder holding 479,616 shares would have his stake in the new capital stock decrease to 0.9963%, a decrease of 0.0037%.

2/ On September 30, 2001:

After taking into account the issuance of 179,000 shares at USD 8.04, the prorata of the net worth per share (US GAAP) unaudited, which was of USD 7.63 on September 30, 2001 would be USD 7.63 per share, assuming that none of the securities giving the right to subscribe for shares of the Company, not exercised as of the date of this report, are exercised. Assuming that all the existing securities giving a right to subscribe for shares of the Company were exercised, the net worth per share, which would be of USD 7.99, would increase to USD 7.99 per share.

3/ Theoretical impact on Nasdaq Europe price:

As the warrants exercise price is equal to the weighted average of the closing price of the shares during the 20 trading days on the Nasdaq Europe preceding the date of the Extraordinary Shareholders' Meeting of December 21, 2001, there is no theoretical impact on Nasdaq Europe Price.

Amendment of the Articles of Association to comply with the Commercial Code and with Law no 2001-420 of May 15, 2001 pertaining to new economic regulations

The Board of Directors recommends performing certain amendments to the Article of Association of the Company in order to comply with the Commercial Code and with Law no 2001-420 of May 15, 2001 pertaining to new economic regulations.

The Board therefore recommends adopting the following amendments:

•
Amendment of Articles 1—Legal Form and 23—Dividends. These Articles currently refer to Law no 66-537 of July 24, 1966. This law has been codified in the Commercial Code. The Board recommends deleting the reference to the Law and replacing it with a reference to the Commercial Code;

•
Amendment of Article 8—Form and Transfer of Shares. The Board recommends changing the reference to "EASDAQ" to "NASDAQ EUROPE";

•
Amendment of Articles 11—Board of Directors. This Article provides for a maximum number of Directors of 24. The Board of Directors recommends reducing this amount to 18, in order to comply with the provisions of the Law of May 15, 2001;

•
Amendment of Articles 17—Agreements subject to authorization and 18—Prohibited Agreements. The Law of May 15, 2001 has extended the scope of the agreements that are subject to prior approval of the Board to agreements entered into with shareholders of the company holding at least 5% of the company's voting rights. The Board therefore recommends amending Article 17 to take this into account. The Board also recommends amending Article 18 in order to reflect the changes described below with regard to the respective duties of the Chairman of the Board and the Chief Executive Officer.

In addition to the above, the Board recommends, in accordance with the provisions of the Law of May 15, 2001, redefining the respective duties of the Board of Directors, the Chairman of the Board and the Chief Executive Officer. The Board recommends amending the Company's Articles in order to include the possibility for the Board to separate the duties of the Chairman of the Board and those of the Chief Executive Officer.

Should you approve this recommendation, Articles 12, 13, 14 and 15 of the Articles would be amended as shown in the proposed resolutions of the ordinary and extraordinary general meeting, which are attached to this Report.

Ratification of the appointment of Stephen Humphreys to the Board of Directors

At its meeting of October 22, 2001, the Board of Directors acknowledged the resignation of Mr. Jean-Gérard Galvez and decided to appoint Mr. Steven Humphreys in replacement, for a period expiring at the end of the Shareholders' Meeting which shall be held to approve the financial statements for the year ending on December 31, 2001.

Mr. Humphreys is 40 years old and joins ActivCard from SCM Microsystems (Nasdaq: SCMM), where he serves as Chairman and, previously, served as President and Chief Executive Officer. SCM Microsystems is a leading supplier of solutions that enable people to access digital content and services securely and conveniently. SCM designs and markets hardware, software, and silicon that enable convenient and secure exchange of electronic information for digital applications, from e-commerce to broadband content delivery, by providing controlled access points to a wide range of digital platforms.

A technology industry veteran, Steven Humphreys has extensive experience leading high growth companies to achieve superior performance. During his tenure as CEO of SCM, Mr. Humphreys was responsible for growing SCM's annual revenue from $21 million to $157 million and to its current $200 million run rate, while concurrently growing the company from 30 to 450 employees. Prior to SCM, he served as President of Caere Corporation (Nasdaq: CAER), the leading provider of optical character recognition software and technology, as well as document management, intelligent document understanding, and a range of other leading-edge recognition technologies. Prior to Caere, Mr. Humphreys held various senior level and executive positions at GE Information Services, as well as other General Electric businesses spanning nearly 10 years. He currently serves on the Boards of SevenMountains Software AS, BluePrint Pte Ltd., and will continue to serve as Chairman of SCM Microsystems, Inc. Mr. Humphreys' previous Board positions include 3G International, Inc, SITEC, GE Industrial Automation Ltd (Japan) and others.

In accordance with the provisions of Article L. 225-24 of the Commercial Code, the Board of Directors hereby submits the appointment of Mr. Humphreys to ratification by the Shareholders' Meeting.

The Board of Directors

ACTIVCARD S.A.
Société Anonyme with a share capital of Euros 40,159,514
Registered Office: 24 avenue du Général de Gaulle
95150 SURESNES

341 213 411 RCS NANTERRE

DRAFT RESOLUTIONS PROPOSED TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS OF DECEMBER 21, 2001

EXTRAORDINARY GENERAL MEETING

FIRST RESOLUTION

Approval of the issuance, in accordance with Articles L. 225-177 to L. 225-185 of the Commercial Code, of options giving the right to subscribe for, or to acquire, a maximum amount of 1,500,000 shares of the Company

The Shareholders, ruling on the conditions of quorum and majority required for extraordinary shareholders' meetings,

•
after having reviewed the report of the Board of Directors,

•
as well as the statutory auditors' special report,

Decide to authorize the Board of Directors, in accordance with the provisions of Articles L. 225-177 to L. 225-185 of the Commercial Code, to allocate to executives and employees of the Company and its affiliates, in the meaning of Article L. 225-180 1° of the Commercial Code, options giving the right to subscribe for new shares of the Company to be issued as a capital increase, or to acquire already existing shares held by the Company.

The total number of shares which may be subscribed or purchased pursuant to this authorization shall not exceed 1,500,000 shares with a nominal value of Euro 1, subject to the provisions of Article L. 225-181 of the Commercial Code applicable in case of financial operations such as the issuance of securities or capital reduction.

The Board of Directors shall be authorized to allocate options, in one or several times, on proposal of the Remuneration Committee during thirty-eight (38) months as of the date of this Extraordinary General Meeting of Shareholders.

Each option shall give the right to subscribe for, or to acquire, as applicable, one (1) share of the Company with a nominal value of Euro 1, subject to the provisions of Article L. 225-181 of the Commercial Code applicable in case of financial operations such as the issuance of securities or capital reduction.

The Board of Directors shall determine the conditions under which the options will be granted. The Board may for instance, during certain periods or upon occurrence of certain events, limit or prohibit (a) the exercise of the options, or (b) the sale of the shares subscribed or acquired as a result of the exercise of the options.

The exercise price of the options shall be fixed by the Board of Directors on the date on which the options are granted and shall not thereafter be modified, subject to the provisions of Article L. 225-181 of the Commercial Code applicable in case of financial operations such as the issuance of securities or capital reduction.

The exercise price of options to subscribe for new shares shall be equal to the weighted average of the closing trading prices of the shares of the Company during the 20 trading days on the Nasdaq Europe Market preceding the day on which the options are granted by the Board of Directors.

The exercise price of options to acquire already existing shares shall not be less than (i) the weighted average of the closing trading prices of the shares of the Company during the 20 trading days on the Nasdaq Europe Market preceding the day on which the options are granted by the Board of Directors, and (ii) 80% of the average purchase price of the shares held by the Company, in accordance with the provisions of Article L. 225-179 of the Commercial Code.

The options may be exercised no later than seven (7) years after their allocation, provided that in the event of a beneficiary's death, the options may be exercised by the beneficiary's heirs at any time within twelve (12) months after the date of death.

In accordance with Article 225-178 of the Commercial Code, the Shareholders acknowledge that the present authorization entails (i) a capital increase of the Company to the benefit of holders of options to subscribe for new shares and (ii) an express waiver, to the benefit of such holders, of the shareholders' preferential of subscription of the shares which will be issued upon exercise of the options.

The Shareholders grant full powers to the Board of Directors for the purpose of:

•
accomplishing all formalities in relation to the implementation of this authorization, amending the Articles of Association of the Company, and more generally, taking all appropriate measures;

•
charging, if appropriate, the costs of any capital increase to the premium resulting from such capital increase, and taking from this amount the sums necessary to increase the legal reserve up to one-tenth of the new share capital after each increase.

SECOND RESOLUTION

Approval of the issuance of 179,000 warrants to Burlington Group Limited on behalf of Mr. Richard Cookes and Mr. Mark Priebatsh, and Kathnor Pte. Ltd. on behalf of Mr. Tom Armstrong

The Shareholders, ruling on the conditions of quorum and majority required for extraordinary shareholders' meetings,

•
after having reviewed the report of the Board of Directors,

•
as well as the auditors' special report on the suppression of the shareholders' preferential right of subscription ("droit préférentiel de souscription") to the benefit of Burlington Group Limited on behalf of Mr. Richard Cookes and Mr. Mark Priebatsh, and Kathnor Pte. Ltd. on behalf of Mr. Tom Armstrong,

•
and having noted that the share capital of the Company is entirely paid up,

Decide, after having suppressed the shareholders' preferential right of subscription to the warrants to the benefit of the above-mentioned persons, to issue 179,000 warrants in accordance with Article L. 228-95 of the Commercial Code, and to allocate the same in the following proportions: Bulrington Group Limited Pte. Ltd. on behalf of Mr. Richard Cookes (77,000) and Mr. Mark Priebatsh (25,000) and Kathnor Pte. Ltd. on behalf of Mr. Tom Armstrong (77,000).

Each warrant shall entitle the holder thereof to subscribe for one (1) share of nominal value of Euro 1 (subject to the adjustments provided for in Article L. 228-95 of the French Commercial Code) at an exercise price equal to the weighted average of the closing trading price of the shares during the 20 trading days on the Nasdaq Europe preceding this General Meeting.

The new shares shall be subscribed in cash and shall be paid up in full upon subscription. To subscribe the shares, the warrant holder shall send an exercise declaration to the Company by registered letter with acknowledgement of receipt.

The capital increase resulting from the exercise of the warrants shall be definitively realized solely by the subscription of the new shares accompanied by the exercise declaration and the discharge payment in cash.

The warrants shall be issued in four (4) categories which shall become exercisable at the end of, respectively, the first, second, third and fourth year after their date of issuance.

The warrants may be exercised no later than five years after the date of their issuance after which they shall become void.

The Shareholders decide, in accordance with Article L. 228-95 of the Commercial Code, to suppress the shareholders' preferential right of subscription of the shares issued as a result of the exercise of the warrants.

The Shareholders hereby approve the capital increase of a maximum amount of Euros 179,000 and the issuance of 179,000 new shares, which will result from the exercise of the warrants by the warrant holders.

The shares issued to the warrant holders shall be issued with enjoyment from the date of their creation, and subject to this date, they shall be identical to shares issued earlier and subject to all provisions of the Articles of Association.

The warrants and the shares issued upon exercise of the warrants shall be subject to the following restrictions: (i) they have not been, and shall not be, registered under the provisions of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States, except in the context of an exemption or in the context of a transaction which complies with the registration rules of the Securities Act, or to US person, including US shareholders of the company and (ii) any person who acquires the shares will be considered as having declared, warranted and agreed that it is not, and that at the time that the shares are acquired it will not be, a US person, and that it is situated outside the United States.

In accordance with Article L. 242-18 of the Commercial Code, the Shareholders decide that as from the date of this meeting, the Company shall not, for as long as any of the warrants are outstanding, redeem or reduce its share capital by repayment (except in accordance with French law), modify the allocation of its profits, or distribute reserves, without taking the measures necessary to protect the rights of the warrant holders who may exercise their exercise rights.

Furthermore, in the event that the Company carries out any of the transactions listed below, the Company shall undertake any appropriate measures to protect the rights of the warrant holders:

•
issuance of securities in respect of which shareholders have preferential rights,

•
increase in the Company's share capital by capitalization of reserves, earnings or share premium resulting in a distribution of bonus shares to shareholders, as well as in the event of a subdivision or combination of shares,

•
capital increase by incorporation of reserves, earnings or share premium effected by increasing the nominal value of the shares,

•
distribution of reserves to shareholders in cash or in portfolio securities,

•
merger or consolidation of the Company with one or more companies in which the Company is not the surviving company, or in the event of a split ("scission") of the Company into two or more companies (whether or not the Company is the surviving company),

•
distribution by the Company of securities to its shareholders (including through warrants to acquire such securities).

The shareholders grant full powers to the Board of Directors for the purpose of:

•
taking all necessary measures to ensure the proper protection of the warrant holders in case of financial operations concerning the Company;

•
determining the weighted average of the closing trading price of the shares during the 20 trading days on the Nasdaq Europe preceding this General Meeting, in accordance with the above, acknowledging the completion of the capital increase, amending the Articles of Association accordingly and, more generally, taking all measures and accomplishing all formalities in relation to the issuance of the warrants.

THIRD RESOLUTION

Amending the Articles of Association to comply with the Commercial Code and with Law No. 2001-420 of May 15, 2001 pertaining to the new economic regulations

The Shareholders, ruling on the conditions of quorum and majority required for extraordinary shareholders' meetings, after having reviewed the report of the Board of Directors,

Decide to harmonize the Articles of Association of the Company with the Commercial Code and with Law No. 2001-420 of May 15, 2001 pertaining to the new economic regulations, and to take into account that the EASDAQ National Market has changed its name to "NASDAQ EUROPE" National Market.

Decide to amend Articles 1, 8, 11, 12, 13, 14, 15, 17, 18 and 23 of the Articles of Association currently in effect as follows:

Article 1—Legal Form

In the first paragraph of this Article, the words "... subject to the provisions of the Act of July 24, 1966 on commercial corporations..." shall be deleted and replaced by "subject to the provisions of Book II of the Commercial Code and of Decree No. 67-236 of March 23, 1967..."

The rest of the Article shall remain unchanged.

Article 8—Form and Transfer of Shares

In the second paragraph of section 8.2, the word "EASDAQ" shall be deleted and replaced by the words "NASDAQ EUROPE".

The rest of the Article shall remain unchanged.

Article 11—Board of Directors

Paragraph 1 shall be replaced by the following:

"The Company shall be administered by a Board of Directors consisting of three to eighteen members."

The rest of the Article shall remain unchanged.

Article 12—Meetings of the Board of Directors

The second paragraph of section 12.2 shall be deleted and replaced by the following:

"When more than two months have passed since the last meeting of the Board of Directors, directors representing at least one third of the Board of Directors may validly convene a meeting of the Board. In such event, they must indicate the agenda for the meeting.

"The Chief Executive Officer may also ask the Chairman to call a meeting of the Board of Directors to consider a specific agenda".

In the third paragraph of section 12.3, the words "... in conformity with the provisions of Articles 208-1 et seq. of the Act of July 24, 1966 relating to commercial corporations..." shall be deleted and replaced by "... in conformity with the provisions of Articles L. 225-177 et seq. of the Commercial Code...".

The rest of the Article shall remain unchanged.

Article 13—Powers of the Board of Directors

The paragraphs of this Article shall be deleted and replaced by the following:

"The Board of Directors shall set the guidelines for the business of the Company and shall see to it that they are implemented. Subject to the powers expressly assigned to Shareholders' Meetings, and within the scope of the corporate purpose, it shall take up any and all issues affecting the proper operation of the Company and shall decide in its meetings any business concerning the Company.

The Board of Directors shall undertake any and all audits and controls it may deem appropriate. Every Director shall receive all the information necessary to perform his responsibilities and may request any and all documents he deems necessary."

Article 14—Management of the Company

The title of this Article shall be completed as follows:

"Article 14—Management of the Company—Chairman of the Board of Directors (Président du Conseil d'Administration) and Chief Executive Officer (Directeur Général)"

The paragraphs of this Article shall be deleted and replaced by the following:

"14.1	The Chairman of the Board of Directors or the Chief Executive shall be responsible for the management of the Company.

The Board of Directors shall choose between these two forms of management. Information of the shareholders and third parties on this choice shall be made in accordance with the terms set by decree of the Conseil d'Etat.
14.2
The Chairman of the Board of Directors exercises the powers granted to him by law. He shall organize and direct the work of the Board of Directors and shall report on such work in accordance with the law. He shall see to it that the structures of the Company operate properly, and, in particular, he shall see to it that the Directors are able to perform their responsibilities.

The Chairman of the Board shall be elected by the Board of Directors among its members. He shall be a natural person. The Board of Directors shall determine the term of his office, which may not exceed his term as a Director, and may remove him at any time. The Board shall establish his remuneration.

The Chairman of the Board may not be more than 75 years old. If the Chairman attains such age during his term of office as Chairman, he shall automatically be deemed to have resigned. Subject to such provision the Chairman may be re-elected.
14.3
The Chief Executive Officer shall be vested with the broadest powers to act in all circumstances on behalf of the Company. He shall exercise such powers within the scope of the corporate purpose, subject to any powers granted expressly by law to the Shareholders' Meetings and the Board of Directors.
He shall represent the Company in its relationships with third parties in accordance with the law.

The Chief Executive Officer shall be elected by the Board of Directors. He may or may not be a Director. If the Chief Executive Officer is a Director, he may not hold his position longer than his term of office. The Board shall establish his remuneration.

The Chief Executive Officer may not be more than 75 years old. If the Chief Executive Officer attains such age during his term of office as Chief Executive Officer, he shall automatically be deemed to have resigned, provided that he shall remain in office until the next meeting of the Board of Directors, at which the new Chief Executive Officer shall be appointed. Subject to such provision the Chief Executive Officer may be re-elected.

If the Chairman of the Board of Directors takes over the Management of the Company, the provisions of this section and the laws pertaining to the Chief Executive Officer shall apply to the Chairman.
The Chief Executive Officer may be removed at any time by the Board of Directors."

Article 15—Executive Officers

The title of this Article shall be amended as follows:

"Article 15—Directeurs Généraux Délégués"

The paragraphs of this Article shall be deleted and replaced by the following:

On the recommendation of the Chief Executive Officer, the Board of Directors may appoint one or more individuals to assist the Chief Executive Officer, with the title of Directeur Général Délégué.

The maximum number of Directeurs Généraux Délégués that may be appointed shall be five.

If a Directeur Général Délégué is a Director, he may not hold his position longer than his term of office.

On the recommendation of the Chief Executive Officer, the Directeurs Généraux Délégués may be removed at any time by the Board of Directors.

If the Chief Executive Officer ceases to perform, or is prevented from performing his duties, the Directeurs Généraux Délégués shall retain their positions and authorities until the new Chief Executive Officer is appointed, unless the Board decides otherwise.

With respect to third parties, the Directeurs Généraux Délégués shall have the same powers as the Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board of Directors shall determine the extent and the duration of the powers granted to the Directeurs Généraux Délégués and establish their remuneration."

Article 17—Agreements subject to authorization

Section 17.2 of this Article shall be deleted and replaced by the following:

"17.2	Any agreement between the Company and its Chief Executive Officer, one of its Directeurs Généraux Délégués, one of its Directors, one of its shareholders holding a fraction of voting rights in excess of 5%, or in case the shareholder is a company, the company that controls it in the meaning of Article L. 233-3 of the Commercial Code, whether directly or indirectly, or through the intermediary of another person, is subject to the prior approval of the Board of Directors.
The same shall apply to agreements in which one of the persons listed above has an indirect interest.

The same provisions shall apply to agreements between the Company and any other enterprise if the Chief Executive Officer, one of the Directeurs Généraux Délégués or one of the Directors of the Company is the proprietor, general partner, manager, director, executive officer or member of the management or of the supervisory board of such enterprise."

The rest of the Article shall remain unchanged.

Article 18—Prohibited Agreements

The second paragraph of this Article shall be deleted and replaced by the following:

"The same prohibition shall apply to the Chief Executive Officer, the Directeurs Généraux Délégués and the permanent representatives of legal entities that are Directors. It shall also apply to the spouses and close relatives of the persons referred to in this article and to any person acting as an intermediary."

The rest of the Article shall remain unchanged.

Article 23—Dividends

In the seventh paragraph, the words "... pursuant to a resolution in conformity with the provisions of Article 347 of the Act of July 24, 1966..." shall be deleted and replaced by "...pursuant to a resolution in conformity with the provisions of Article L. 232-12 of the Commercial Code...".

The rest of the Article shall remain unchanged.

ORDINARY GENERAL MEETING

FOURTH RESOLUTION

Ratification of the appointment of Stephen Humphreys to the Board of Directors.

The Shareholders, further to a resolution of the Board of Directors of October 22, 2001, ratify the appointment of Mr. Steven Humphreys to the Board of Directors for a the period expiring at the end of the Shareholders' Meeting which shall be held to approve the financial statements for the year ending on December 31, 2001.

ORDINARY AND EXTRAORDINARY GENERAL MEETING

FIFTH RESOLUTION

Powers for formalities

The Shareholders grant full powers to the bearer of an original, a copy or an abstract of the minutes of this meeting for the purpose of accomplishing all filings and publications as required by law.

* * * *

ACTIVCARD S.A.
Société anonyme with a share capital of Euros 40,159,514
Registered office: 24, avenue du Général de Gaulle
92150 Suresnes—France

341 213 411 Nanterre RCS

REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION
Referred to in article 135, as amended, of the Decree
No 67-236 of March 23rd, 1967 of the French corporation law

I, the undersigned:
(Surname and First name)
Representing the Company named:
Complete address:
No	Street
Postal Code	City	Country

Acting in my capacity as shareholder of

ACTIVCARD

acknowledge having already received the documents, concerning the Ordinary and Extraordinary Shareholders' Meeting that has been convened, referred to in article 133, as amended of the Decree No 67-236 of March 23rd, 1967, namely, the agenda, the draft resolutions, the report of the Board of Directors, and additional documents pursuant to the legal and regulatory requirements,

Ask said Company to send me, at no charge, prior to the Ordinary and Extraordinary Shareholders' Meeting of December 21, 2001(1) the documents and information referred to in article 135 of the same Decree.

Done at	on	2001
Signature

(1)
in accordance with the provisions of Articles 132, 4) and §3 of the Decree of March 23rd, 1967, any registered shareholder may, by a single request, obtain that the Company mail him/her the documents and information referred to in Articles 133 and 135 of the same Decree on the occasion of each of the Meetings to be held after the above mentioned Meetings (Articles 133 and 135 refers, in particular, depending on the nature of the meeting, to the information concerning the members of the Board of Directors, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statements, the notes, the Auditors' special report and the Auditors' report that must be presented to the Extraordinary shareholders' Meeting in cases provided by law).

If the shareholders wishes to benefit from this service, he/she must mention it on the present request.

ACTIVCARD S.A.
Société anonyme with a share capital of Euros 40,159,514
Registered office: 24, avenue du Général de Gaulle
92150 Suresnes—France

341 213 411 Nanterre RCS

REQUEST FOR AN ADMISSION CARD
ORDINARY AND EXTRAORDINARY GENERAL MEETING
OF DECEMBER 21, 2001

I, the undersigned:
(Surname and First name)
Representing the Company named:
Complete address:
No	Street
Postal Code	City	Country
Owner of:	registered shares managed by BNP PARIBAS

ask BNP PARIBAS- GIS EMETTEURS- Service des Assemblées—LES COLLINES DE L'ARCHE—75450 PARIS CEDEX 09 to send me, at the above address, an admission card to the Ordinary and Extraordinary General Meeting to be held on December 21, 2001.

Done at	on	2001
Signature

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Forward-looking Statements
ACTIVCARD S.A. Société anonyme with a share capital of Euros 40,159,514 Registered office: 24, avenue du Général de Gaulle 92150 Suresnes—France
341 213 411 Nanterre RCS
ACTIVCARD Société Anonyme with a share capital of Euros 40,159,514 Registered Office: 24 avenue du Général de Gaulle 95150 SURESNES
341 213 411 RCS NANTERRE
REPORT OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF DECEMBER 21, 2001
ACTIVCARD S.A. Société Anonyme with a share capital of Euros 40,159,514 Registered Office: 24 avenue du Général de Gaulle 95150 SURESNES
341 213 411 RCS NANTERRE
DRAFT RESOLUTIONS PROPOSED TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF DECEMBER 21, 2001 EXTRAORDINARY GENERAL MEETING
ORDINARY GENERAL MEETING
ORDINARY AND EXTRAORDINARY GENERAL MEETING
ACTIVCARD S.A. Société anonyme with a share capital of Euros 40,159,514 Registered office: 24, avenue du Général de Gaulle 92150 Suresnes—France
341 213 411 Nanterre RCS
REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION Referred to in article 135, as amended, of the Decree No 67-236 of March 23rd, 1967 of the French corporation law
ACTIVCARD
ACTIVCARD S.A. Société anonyme with a share capital of Euros 40,159,514 Registered office: 24, avenue du Général de Gaulle 92150 Suresnes—France
341 213 411 Nanterre RCS
REQUEST FOR AN ADMISSION CARD ORDINARY AND EXTRAORDINARY GENERAL MEETING OF DECEMBER 21, 2001